EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2016 Third Quarter Results

Solid Performance Paves Way for Strong Year End; Sets up Promising Fiscal 2017

BARRIE, Ontario, May 11, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB) ("STI" or “the Company") today announced financial results for the third quarter of fiscal year 2016 ended March 31, 2016. All financial results are reported in U.S. dollars except as otherwise noted.

Third Quarter Fiscal 2016 Compared to Third Quarter Fiscal 2015:

  Revenues increased $17 million or 10.8% to $173.2 million from $156.3 million.
  Income from operations increased to $12.2 million from $7.0 million compared to the same period last year.
  Net income increased to $3.8 million or $0.04 per share up from $0.02 compared to the same period last year.
  Adjusted EBITDA* increased 22.4% to $39.3 million from $32.1, representing an Adjusted EBITDA* margin of 22.7%, up from 20.6%.

“We were pleased with our strong performance during the third quarter, which was aided by the anticipated decline in fuel prices, the additional contracts we won last year and the beginning signs of some operating efficiencies we have been implementing,” said Denis J. Gallagher, Chairman and CEO of STI. “Third quarter revenues increased $17 million and were in line with our expectations as are our year-to-date revenues reflecting the stable contract revenue visibility of our business model. We also delivered improved cash flow and increased net income during the third quarter versus last year. Income from operations rose nicely largely due to lower fuel cost compared to the same period last year. We are just getting started in realizing the productivity and cost efficiencies of our new operating systems and the on-board technologies we have been implementing.”

Adjusted EBITDA* for the third quarter of fiscal 2016 was $39.3 million compared to $32.1 million for the third quarter of fiscal 2015. Interest expense declined to $3.8 million from $4.3 million in the third quarter of fiscal 2016. This reflects the lower debt level during the December 2015 through March 2016 period relative to the prior year period. Net income increased from $1.9 million to $3.8 million compared to the same period last year with earnings per share doubling from $0.02 to $0.04. The Company repurchased and cancelled 285,253 common shares during the fiscal 2016 third quarter under its current normal course issuer bid program. At the end of the third quarter, there was approximately $105.5 million in availability under the Company’s credit facility.

Subsequent to the third quarter end, the company entered into an agreement with one of it largest shareholders to repurchase five million shares at a discount to the trading price on that day, which it closed on April 11, 2016, and has since cancelled those shares effectively reducing the total shares outstanding by five percent.

Mr. Gallagher continued, “As we move into the last quarter of fiscal 2016 we remain on target to achieve the 7% revenue growth rate we set at the beginning of the year as well as attaining margin improvement. We continue to be encouraged by the improved pricing environment for contract renewals and new bid wins, which is allowing for some price increases after five years of relatively little or no contract rate increases due to low cost of living metrics. The expansion and implementation of our new on-board technologies, coupled with the training of our staff, is an ongoing process for us and we are on track to have these various applications on line for the coming fiscal year. Driver shortages will continue to impact wages due to low unemployment rates and transportation providers in both contracted and school district owned operations are feeling the effects. We remain focused on the opportunities inside our operations to lower our cost and improve margins, while at the same time continue to invest in our people and grow the business more efficiently with less capital. Some applications we are implementing specifically target operating costs, lowering fuel consumption, eliminating underutilized vehicles through route optimization and newly negotiated procurement programs. Lower fuel cost has been a tailwind for us and we expect that to continue into fiscal 2017 given the forward fuel purchases we have already locked in. Additionally, our increased use of alternate fueled vehicles lowers our operating costs and reduces our carbon footprint with lower greenhouse emissions. We have also seen it is winning new contract awards for us in communities that value cleaner, quieter vehicles, improved customer service, new technologies both on-board and in parents’ hands such as our innovative mobile app SafeStopTM.

We are enthusiastic about the opportunities to continue our growth in fiscal 2017. We are well-positioned to expand strategically in our core contracted school transportation business and to enhance that growth through the continued building and development of our newly launched Managed Services Group, which we believe will be the industry leader for innovative management consulting services and information-based logistical solutions in the $18 billion school district owned and operated transportation business.”

The Company also announced the Board of Directors, who reviews and approves the dividend on a quarterly basis in advance, has approved the monthly cash dividend of $0.03667 per common share for the first quarter of fiscal 2017.

Conference Call
Student Transportation Inc. will hold a conference call and live audio webcast on Thursday, May 12, 2016 at 11:00 am (ET) to discuss its results for the third quarter of fiscal year 2016 ended March 31, 2016. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed in the United States by dialing 1-877-561-2750 and International callers can access it by dialing 1-763-416-8565.

To listen to a simultaneous webcast of the call, please go to the Company’s website at least 15 minutes early to download and install any necessary audio software. If you are unable to listen live, the conference call webcast will be archived on the Company’s website for 30 days. STI’s interim financial statements, notes to financial statements and management’s discussion and analysis of financial condition and results of operations will be available at www.sedar.com and at the Company’s website at www.rideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating more than 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements
This press release includes certain statements that fall within the definition of “forward-looking statements” under applicable laws, including the Private Securities Litigation Reform Act of 1995. These statements include expectations of management regarding the Company’s future revenue, growth, results of operations, performance and business prospects and opportunities, as well as various statements under “Outlook” section above. Any such statements are subject to risks and uncertainties, including overall economic and market conditions, federal, state and local government funding, competitors’ and customers’ actions, and weather conditions, which could cause actual results to differ materially from those anticipated, including those risks identified in the Company’s filings with the Canadian Securities Administrators and the Securities and Exchange Commission. Accordingly, such statements should be considered in light of these risks. Any prediction by the Company is only a statement of management’s belief at the time the prediction is made. There can be no assurance that any prediction once made will continue thereafter to reflect management’s belief, and the Company does not undertake to update publicly its predictions or to make voluntary additional disclosures of nonpublic information, whether as a result of new information, future events or otherwise.

(See Accompanying Tables)

STUDENT TRANSPORTATION INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)
(Unaudited)

Results of Operations

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2016	2015	2016	2015

Revenues	$173,241	$156,314	$434,004	$402,297

Costs and expenses
Cost of operations	127,775	118,935	334,772	314,429
General and administrative	16,954	14,090	46,125	41,217
Non-cash stock compensation	983	1,231	3,967	4,170
Acquisition expense	192	-	192	3
Depreciation and depletion expense	14,345	14,268	33,727	33,454
Amortization expense	782	797	2,360	2,431
Impairment of oil and gas assets	-	-	1,200	-
Total operating expenses	161,031	149,321	422,343	395,704
Income from operations	12,210	6,993	11,661	6,593
Interest expense	3,833	4,328	10,821	13,165
Foreign currency loss (gain)	561	(482)	1,287	(378)
Unrealized loss on foreign currency exchange contracts	-	1,528	-	1,970
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	291	4	286	(219)
Other expense (income), net	1,351	(1,216)	(330)	(2,745)
Income (loss) before income taxes and equity in net (loss) income
of unconsolidated investment	6,174	2,831	(403)	(5,200)
Equity in net (loss) income of unconsolidated investment	(36)	25	(11)	25
Income tax expense (benefit)	2,369	963	(173)	(1,850)
Net income (loss)	$3,769	$1,893	$(241)	$(3,325)
Basic and diluted net income (loss) per common share	$0.04	$0.02	$0.00	$(0.04)

STUDENT TRANSPORTATION INC.
Non-GAAP Reconciliation
(Amounts in thousands)
(Unaudited)

This news release includes the measure “Adjusted EBITDA,” which is deemed a “non-GAAP financial measure” under applicable laws, including the rules of the Securities and Exchange Commission, including Regulation G. This non-GAAP measure is calculated using GAAP amounts derived from our condensed consolidated financial statements. Adjusted EBITDA has limitations and should not be considered in isolation or as a substitute for net income, operating income, cash flow from operations or other consolidated income or cash flow data prepared in accordance with GAAP.  Because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to a similarly titled measure of other companies.

*Adjusted EBITDA Reconciliation
Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. We believe that certain investors consider Adjusted EBITDA a useful means of evaluating our financial performance.  The following table provides a reconciliation of net income (loss) attributable to Student Transportation common stockholders to Adjusted EBITDA for the period indicated.

Reconciliation of Net Income (Loss) and Adjusted EBITDA *
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Nine Months Ended
	3/31/16	3/31/15	3/31/16	3/31/15

Net income (loss)	$3,769	$1,893	$(241)	$(3,325)

Add back:
Income tax expense (benefit)	2,369	963	(173)	(1,850)
Foreign currency loss (gain)	561	(482)	1,287	(378)
Other expense (income), net	1,351	(1,216)	(330)	(2,745)
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	291	4	286	(219)
Equity in net (loss) income of unconsolidated investment	36	(25)	11	(25)
Unrealized loss on foreign currency exchange contracts	-	1,528	-	1,970
Non-cash stock compensation	983	1,231	3,967	4,170
Interest expense	3,833	4,328	10,821	13,165
Impairment of oil and gas assets	-	-	1,200	-
Amortization expense	782	797	2,360	2,431
Depreciation and depletion expense	14,345	14,268	33,727	33,454
Operating lease expense	11,007	8,846	25,591	20,700
Adjusted EBITDA *	$39,327	$32,135	$78,506	$67,348

Company Contact:
Doug Coupe
Director of Communications & Investor Relations
843-884-2720
dcoupe@ridesta.com

Investor Relations Contact:
The Equity Group Inc.
Fred Buonocore
(212) 836-9607/fbuonocore@equityny.com
Kevin Towle
(212) 836-9620/ktowle@equityny.com
www.theequitygroup.com